Exhibit 99.1

Advisory

Conference call advisory - Stantec second quarter 2008 results

EDMONTON AB - TSX:STN, NYSE:SXC

July 24, 2008

Stantec executives, Tony Franceschini, President & CEO, and Don Wilson, Senior Vice President & CFO, will hold a conference call to discuss the second quarter 2008 results on Thursday, July 31, 2008, commencing at 4:00 PM EDT (2:00 PM MDT, 1:00 PM PDT). The call will last about 30 minutes. Once Tony and Don have completed their remarks, a structured Q & A for financial analysts will follow.

For all interested investors and the news media, the conference call will be broadcast live and archived in its entirety in the Investors section.

Financial analysts who wish to participate in the earnings conference call are invited to call 1-866-322-2356 and provide the confirmation code 4648105 to the first available operator.

Notice: Stantec to change New York Stock Exchange trading symbol from SXC to STN

Starting July 31, 2008, Stantec will trade on the New York Stock Exchange under the symbol STN, changing from SXC, to match the firm’s trading symbol on the Toronto Stock Exchange.

Stantec provides professional consulting services in planning, engineering, architecture, interior design, landscape architecture, surveying, environmental sciences, project management, and project economics for infrastructure and facilities projects.  We support public and private sector clients in a diverse range of markets in the infrastructure and facilities sector at every stage, from initial concept and financial feasibility to project completion and beyond. Our services are offered through approximately 9,000 employees operating out of more than 125 locations in North America. Stantec is One Team providing Infinite Solutions.

Cautionary note regarding forward-looking statements
This press release contains "forward-looking statements." Some of these statements may involve risks and uncertainties and other factors that may be beyond the control of Stantec and cause actual results to be materially different from those contained in such forward-looking statements. Additional information concerning factors that could cause actual results to materially differ from those in the forward-looking statements is contained in Stantec's filings with the Canadian provincial securities commissions and the United States Securities and Exchange Commission.

Investor Contact Simon Stelfox Investor Relations Stantec Tel: 780-917-7288
One Team. Infinite Solutions.